Exhibit 12.01

OKLAHOMA GAS AND ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Three Months Ended	Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	March 31,	March 31,
(In millions)	2006	2007	2008	2009	2010	2011	2011

Earnings:
Pre-tax income	$234.1	$234.9	$195.4	$290.4	$326.7	$8.8	$323.6

Add Fixed Charges	67.0	61.1	85.2	104.0	110.9	28.8	113.9

Subtotal	301.1	296.0	280.6	394.4	437.6	37.6	437.5

Subtract:
Allowance for borrowed funds used during construction	4.5	4.0	4.0	8.3	5.5	2.3	6.6

Total Earnings	296.6	292.0	276.6	386.1	432.1	35.3	430.9

Fixed Charges:
Interest on long-term debt	50.3	50.9	67.3	96.5	104.7	27.8	108.4
Interest on short-term debt and other interest charges	14.3	8.0	15.8	5.4	4.2	0.6	3.5
Calculated interest on leased property	2.4	2.2	2.1	2.1	2.0	0.4	2.0

Total Fixed Charges	$67.0	$61.1	$85.2	$104.0	$110.9	$28.8	$113.9

Ratio of Earnings to Fixed Charges	4.43	4.78	3.25	3.71	3.90	1.23	3.78